RECEIVED
2014 JUL -2 PM 2:30
SEC / MR

SECU[illegible] 14041216 [illegible]SSION

7/18/14

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- ~~81494~~ 41494 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRF Capital Investors, Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6506 South Lewis Avenue, Suite 160
(No. and Street)

Tulsa (City) Oklahoma (State) 74136-1020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark W. Heinrich 918-744-1333
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West, Southfield, Michigan, 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/17/14

# OATH OR AFFIRMATION

I, Mark W. Heinrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRF Capital Investors, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Oklahoma
County of Tulsa

Subscribed and sworn before me this 14th day of February, 2014

Notary Public

Signature

President
Title

NANCY J. WINCHELL
Notary Public in and for
STATE OF OKLAHOMA
Commission #01014382
Expires: August 28, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GRF Capital Investors, Inc.

## Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

## For the Year Ended December 31, 2013
## (With Independent Auditor's Report Thereon)
## and
## Supplemental Report on Internal Control

*December 31, 2013*

# GRF CAPITAL INVESTORS, INC.
## December 31, 2013

**Contents**

*Edward Richardson Jr., CPA*
*15565 Northland Dr W Ste 508*
*Southfield, MI 48075*
*248-559-4514*

Independent Auditor's Report

Board of Directors
GRF Capital Investors, Inc.

**Report on the Financial Statements**

I have audited the accompanying statement of financial condition of GRF Capital Investors, Inc. as December 31, 2013 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRF Capital Investors, Inc. as of December 31, 2013, and results of operations and

its cash flows for the year then ended in accordance with principles generally accepted in the United States of America.

## Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation is fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 17, 2014

# GRF Capital Investors, Inc.
# BALANCE SHEET
# As of December 31, 2013

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash In Bank | $ | 24,363.11 |
| Accounts Receivable | | 42,286.00 |
| Prepaid Expenses | | 290.80 |
| **Total Current Assets** | | 66,939.91 |
| **PROPERTY AND EQUIPMENT** | | |
| Equipment | | 44,508.20 |
| Less: Accumulated Depreciation | | (44,330.34) |
| **Net Property and Equipment** | | 177.86 |
| **OTHER ASSETS** | | |
| Security Deposit | | 25,000.00 |
| Other Asset | | 4,499.70 |
| **Total Other Assets** | | 29,499.70 |
| **TOTAL ASSETS** | $ | 96,617.47 |

The footnotes are an integral part of the financial statements.

# GRF Capital Investors, Inc.
# BALANCE SHEET
# As of December 31, 2013

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | $ | 1,063.33 |
| Accrued Liabilities | | 33,635.41 |
| **Total Current Liabilities** | | 34,698.74 |
| **LONG-TERM LIABILITIES** | | |
| **Total Liabilities** | | 34,698.74 |
| **STOCKHOLDERS' EQUITY** | | |
| Capital Stock, par value, $1 per share, 100,000 share authorized, 1,000 shares issued and outstanding | | 5,308.00 |
| Paid in Excess | | 408,692.00 |
| Retained Earnings | | (352,081.27) |
| **Total Stockholders' Equitv** | | 61,918.73 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 96,617.47 |

The footnotes are an integral part of the financial statements.

# GRF Capital Investors, Inc.
# STATEMENT OF INCOME

| | | 12 Months Ended December 31, 2013 |
|---|---|---|
| **Revenues** | | |
| Commissions Earned | $ | 542,495.95 |
| Other Income | | 14,709.69 |
| Interest Income | | 229.79 |
| **Total Revenues** | | 557,435.43 |
| **Operating Expenses** | | |
| Employee compensation and ben | | 359,278.88 |
| Floor brokerage, exchange, and c | | 40,501.55 |
| Occpancy | | 25,917.93 |
| Other expenses | | 56,608.82 |
| **Total Operating Expenses** | | 482,307.18 |
| **Operating Income (Loss)** | | 75,128.25 |
| **Net Income (Loss)** | $ | 75,128.25 |

The footnotes are an integral part of the financial statements.

# GRF Capital Investors, Inc.
# STATEMENT OF RETAINED EARNINGS

| | | 12 Months Ended December 31, 2013 |
|---|---|---|
| Beginning of Period | $ | (346,209.00) |
| Plus: Net Income | $ | 75,128.25 |
| Plus: Prior Period Adjustment | $ | 14,999.48 |
| Less: Dividends Paid | | (96,000.00) |
| **RETAINED EARNINGS END OF PERIOD** | $ | (352,081.27) |

The footnotes are an integral part of the financial statements.

# GRF Capital Investors, Inc.
## STATEMENT OF CASH FLOWS
## For the 12 months Ended December 31, 2013

| | 2013 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income (Loss) | $ 75,128.25 |
| Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities: | |
| Prior Period Adjustment | 14,999.48 |
| Depreciation and Amortization | 2,118.34 |
| Losses (Gains) on sales of Fixed Assets | 0.00 |
| Decrease (Increase) in Operating Assets: | |
| Accounts Receivable | 2,163.00 |
| Other | 121.20 |
| Increase (Decrease) in Operating Liabilities: | |
| Accounts Payable | (31,132.67) |
| Accrued Liabilities | 33,635.41 |
| Total Adjustments | 21,904.76 |
| **Net Cash Provided Bv (Used in) Operating Activities** | 97,033.01 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Capital Expenditures | (1,148.20) |
| Proceeds From Sale of Fixed Assets | (843.70) |
| **Net Cash Provided Bv (Used In) Investing Activities** | (1,991.90) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Dividends Paid | (96,000.00) |
| Proceeds From Sale of Stock | 0.00 |
| Treasury Stock | 0.00 |
| **Net Cash Provided By (Used In) Financing Activities** | (96,000.00) |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | (958.89) |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD** | 25,322.00 |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | $ 24,363.11 |

The footnotes are an integral part of the financial statements.

**GRF CAPITAL INVESTORS, INC**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2013**

| | Common Stock | | Preferred Stock | | Paid-in Capital | | Treasury Stock | | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Amount | Amount |
| Balance at January 1, 2013 | | $ 5,308 | $ - | $ - | | $ 408,692 | - | $ - | $ (346,209) | $ 67,791 |
| Net Income | - | - | - | - | - | - | - | - | 75,128 | 75,128 |
| Capital Transactions | - | - | - | - | - | - | - | - | (96,000) | (96,000) |
| Prior Period Adjustments | - | - | - | - | - | - | - | - | 14,999 | 14,999 |
| Balance at Decemberr 31, 2013 | - | $ 5,308 | - | $ - | - | $ 408,692 | - | $ - | $ (352,082) | $ 61,918 |

The footnotes are an integral part of the financial statements.

**GRF CAPITAL INVESTORS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2013**

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the GRF Capital Investors, Inc., and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

GRF Capital Investors, Inc. (the "Company") was incorporated in June 1989 and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934.

The Company has adopted a fiscal year ended December 31.

Description of Business

The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of the Securities Dealers, Inc., and the Investor Protections Corporation. The Company executes transactions on a fully disclosed basis through a clearing broker.

The Company does not hold customer funds or safe keep customer securities.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in bank, and temporary cash investments. Temporary cash investments are all highly liquid instruments with maturities of less that three month.

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

Account Receivable are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. The Company establishes an estimated allowance for doubtful accounts receivable based on various factors, including revenue, historical credit loss experience, current trends, and any specific customer collections issue that the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less that the outstanding historical balance or when the Company has determined the balance will not be collected. As of December 31, 2013 the Company determined that all accounts receivable were collectible, therefore, no allowance for doubtful accounts was required.

**GRF CAPITAL INVESTORS, INC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2013**

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Commission Revenues

The Company records customer securities transactions and the related commission revenues and expenses on a settlement date basis, which is not materially different than if transactions had been recorded on a trade date basis. Commission revenues are recorded for tax reporting purpose using the trade date.

Commission revenues are recorded by the Company on the settlement date reported by the clearing broker with which it does business.

Office Equipment and Furniture

Office equipment and furniture is depreciated using the straight-line method over its estimated useful life, which ranges from 3 to 7 years. Depreciation expense for the years ended December 31, 2013 and 2012 of $2,118.34 and $$2,672, respectively, is reflected in the operating expenses in the accompanying statements of operations.

Depreciation is calculated using the straight line method. Expenditures for major repairs and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are included in the accompanying statement of operations of the respective period.

Concentrations

The primary concentration of revenue is from sales of mutual funds, equities, and corporate bonds.

Income taxes

The components of income tax (benefit) expense, on continuing operations, for the year ended December 31, 2012 and 2011, respectively, were as follows:

| | 2013 | 2012 |
|---|---|---|
| Federal | $ - | $ - |
| State | - | - |
| Total | $ - | $ - |

:

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealers' corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE D – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE E – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefor calculate it's net capital requirement under the alternative reserve requirement method.

NOTE F – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE G – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

| | Estimated Useful Life | | |
|---|---|---|---|
| Office Equipment | 3-7 years | $ | 4 4,508 |
| Less – accumulated depreciation | | | (44,330) |
| Total | | $ | 178 |

Depreciation expense was $2,118.34 for the year December 31, 2013 and is included in the operating expenses in the accompanying statement of income.

NOTE H – RENT

The rent expense for December 31, 2013 was $25,917.93.

NOTE M – CONCENTRATION OF CREDIT RISK

During 2013, eighty-one (81%) percent of commissions income was attributable to two sources. Other revenue consists of monthly association fees from five investment advisory representatives and marketing allowances from two sources.

**GRF CAPITAL INVESTORS, INC..**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2013**

NOTE 1 - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 18, 2014,, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Supplementary Information

**Supplementary**

**Pursuant to rule 17a-5 of the**

**Securities and Exchange Act of 1934**

**As of and for the Year Ended December 31, 2013**

**GRF Capital Investors, Inc.**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2013**

## Computation of Net Capital

| | | | |
|---|---|---|---|
| Total Stockholder's equity: | | $ | 61,918.73 |
| Nonallowable assets: | | | |
| Fixed Assets | 177.00 | | |
| Accounts Receivables | 4,791.00 | | (4,968.00) |
| Other Charges | | | |
| Haircuts | 3.00 | | |
| Undue Concentration | 0 00 | | (3.00) |
| Net allowable capital | | $ | 56,947.73 |

## Computation of Basic Net Capital Requirement

| | | |
|---|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ | 2,314.41 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000.00 |
| Net capital requirement | $ | 5,000.00 |
| Excess net capital | $ | 51,947.73 |

## Computation of Aggregate Indebtedness

| | | |
|---|---|---|
| Total Aggregate Indebtedness | $ | 34,698.74 |
| Percentage of aggregate indebtedness to net capital | | 60.93% |

## Reconciliation of the Computation of Net Capital Under Rule 15c3-1

| | | |
|---|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2013 | $ | 56,947.00 |
| Adjustments: | | |
| Change in Equity (Adjustments) | | 0.73 |
| Change in Non-Allowable Assets | | (0.00) |
| Change in Haircuts | | (0.00) |
| Change in Undue Concentration | | 550.00 |
| NCC per Audit | | 56,947.73 |
| Reconciled Difference | $ | (0.00) |

**GRF Capital Investors, Inc.**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2013**

**Exemptive Provisions Rule 15c3-3**

The Company is exempt from Rule 15c3-3 (k) (2) (ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is RBC Capital Markets.

**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**

| | |
|---|---|
| Balance of such claims at January 1, 2013 | $ - |
| Additions | - |
| Reductions | - |
| Balance of such claims at December 31, 2013 | $ - |

See accountant's audit report

## REPORT ON INTERNAL CONTROL

**For the year ended December 31, 2013**

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 17, 2014

Board of Directors
GRF Capital Investors, Inc.
6506 S Lewis, Suite 160
Tulsa, OK 74136

In planning and performing my audit of the financial statements and supplemental schedules of GRF Capital Investors, Inc. for the year ended December 31, 2013, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA

Edward Richardson, Jr., CPA

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
GRF Capital Investors, Inc.
6506 S Lewis, Suite 160
Tulsa, OK 74136

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2013 to December 31 , 2013, which were agreed to by GRF Capital Investors, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating GRF Capital Investors, Inc., compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). GRF Capital Investors, Inc., management is responsible for GRF Capital Investors, Inc.,t compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amounts of $573.00

2. Compared audited Total Revenue for the period of January 01, 2013 through the December 31, 2013 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, GRF Capital Investors, Inc.,t had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 17, 2014